Enterra Energy Trust Announces Agreement

for Longer Term Credit Arrangements and Oklahoma Operations Update

Calgary, Alberta – (Marketwire – December 21, 2007) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) announces that it has reached an agreement with its lenders, subject to formal documentation, which provides much needed financial stability.  As a result of the agreement, Enterra’s current first lien debt of $148 million ($129.5 million revolving facility and $18.5 million operating facility) and the current second lien debt of $40 million will all mature on November 20, 2008.

“We are pleased to report that our go-forward business plan has been accepted by our lenders,” commented Don Klapko, Senior Executive Management Consultant. “Our management team is committed to executing the plan and we will strive to rebuild investor confidence in our ability to succeed.” Mr. Klapko explained that features of the plan include:

Stable Credit Facility:

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Credit facility in place until November 20, 2008.

Debt Reduction:

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Continue with selective asset disposition program targeting total debt reduction of $50 million.

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Quarterly debt repayments of $3 million from cash flow.

Capital Budget:

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Enterra has established a conservative 2008 capital budget at $30 million, which will be divided equally between Canadian and U.S. opportunities. This program pursues the highest quality opportunities in the Trust’s extensive prospect portfolio.

Under the agreement, Enterra will reduce the indebtedness under the syndicated revolving and operating credit facilities from $148 million to $110 million, and the indebtedness under the second lien credit facility from $40 million to $28 million, both by March 31, 2008. Enterra has also committed to extend the distribution suspension period for the duration of the facilities in order to advance its debt repayment strategy.

While the December payment of convertible debenture interest will be paid from the Trust’s cash flow, under the agreed terms, debenture interest payments in 2008 will not be paid out of internally generated cash flow or with the proceeds of asset sales, but will be paid through alternative financings or via the trust unit interest payment election mechanism contained in the terms governing the debentures.

Operations Update Regarding Oklahoma

The Trust reports reduced production in its Oklahoma operations due to power disruptions during the recent severe ice storms that plagued the State starting December 8th.  The Trust estimates that the average production will be 650 boe/day lower than normal for the month of December.  Unplanned expenditures are expected to be approximately US$400,000 to replace power poles and electrical lines.  At present, production capacity is rapidly returning to normal and is anticipated to be fully restored by year end, subject to repair by local power cooperatives and the main transmission grid.

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may,” “should,” “anticipate,” “expects,” “seeks” and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions ; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra’s operations or financial results are included in Enterra’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov), Enterra’s website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com